FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2008

Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS	5

Document 1.

RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported first quarter results for the three months ended May 31, 2008 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the first quarter of fiscal 2009 was $2.24 billion, up 19% from $1.88 billion in the previous quarter and up 107% from $1.08 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 82% for devices, 13% for service, 3% for software and 2% for other revenue.   During the quarter, RIM shipped approximately 5.4 million devices.

Approximately 2.3 million net new BlackBerry® subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base was over 16 million.

“We are pleased to report another record quarter with revenue increasing 107% as the popularity of the BlackBerry platform continued to spread in business, government and consumer segments. Our comprehensive technology and business strategies continue to reap strong results in the market and RIM is well positioned to build on its momentum throughout the remainder of fiscal 2009,” said Jim Balsillie, Co-CEO at Research In Motion. “As we prepare this summer to ship our 40 millionth BlackBerry smartphone, we continue to steadily scale our business and partnerships to support the opportunities ahead in this thriving sector.”

Net income for the quarter was $482.5 million, or $0.84 per share diluted, compared with net income of $412.5 million, or $0.72 per share diluted, in the prior quarter and net income of $223.2 million, or $0.39 per share diluted, in the same quarter last year.

Revenue for the second quarter of fiscal 2009 ending August 30, 2008 is expected to be in the range of $2.55-$2.65 billion.  Net subscriber account additions in the second quarter are expected to be approximately 2.6 million.  Earnings per share for the second quarter are expected to be in the range of $0.84-$0.89 per share diluted.

The total of cash, cash equivalents, short-term and long-term investments was $2.08 billion as at May 31, 2008, compared to $2.34 billion at the end of the previous quarter, a decrease of $267 million over the prior quarter. Uses of cash in the quarter included the payment of Canadian income tax of approximately $460 million and capital and intangible expenditures of approximately $293 million.

The replay of the company’s Q1 conference call can be accessed after 7:00 pm (eastern), June 25, 2008 until midnight (eastern), July 10, 2008.  It can be accessed by dialing 416-640-1917 and entering passcode 21252982#.   The conference will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur for RIM 212.515.1924 mconway@brodeur.com	Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com
###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws including statements relating to RIM’s revenue and earnings expectations for the second quarter of fiscal 2009, anticipated growth in subscribers and plans relating to RIM. The terms and phrases “momentum”, “opportunities”, “continue”, “expected”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including, but not limited to, general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to the restatement of RIM’s previously-filed financial statements as a result of the internal review of RIM’s historical option granting practices, and regulatory investigations and litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers; risks relating to RIM’s intellectual property rights; RIM’s ability to enhance current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers;  risks relating to the efficient and uninterrupted operation of RIM’s network operations center; risks related to RIM’s international operations; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov) and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators.  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Operations

	For the three months ended
	May 31, 2008	March 1, 2008	June 2, 2007

Revenue	$2,242,565	$1,882,705	$1,081,911
Cost of sales	1,105,208	914,483	521,841
Gross margin	1,137,357	968,222	560,070

Gross margin %	50.7%	51.4%	51.8%

Expenses
Research and development	127,776	104,573	74,934
Selling, marketing and
administration	326,592	267,881	177,483
Amortization	36,552	31,314	23,795
	490,920	403,768	276,212

Income from operations	646,437	564,454	283,858

Investment income	18,977	20,114	16,447

Income before income taxes	665,414	584,568	300,305

Provision for income taxes
Current	225,658	178,579	130,166
Deferred	(42,759)	(6,512)	(53,081)
	182,899	172,067	77,085

Net income	$482,515	$412,501	$223,220

Earnings per share
Basic	$0.86	$0.73	$0.40
Diluted	$0.84	$0.72	$0.39

Weighted average number of common shares outstanding (000’s)
Basic	563,564	561,837	557,853
Diluted	574,650	573,851	571,062

Total common shares outstanding (000's)	564,418	562,652	558,066

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Balance Sheets

As at	May 31, 2008	March 1, 2008

Assets
Current
Cash and cash equivalents	$984,217	$1,184,398
Short-term investments	391,939	420,709
Trade receivables	1,427,101	1,174,692
Other receivables	98,491	74,689
Inventory	461,568	396,267
Other current assets	134,577	135,849
Deferred income tax asset	133,515	90,750
	3,631,408	3,477,354

Long-term investments	700,400	738,889
Capital assets	861,281	705,955
Intangible assets	550,428	469,988
Goodwill	114,455	114,455
Deferred income tax asset	5,367	4,546
	$5,863,339	$5,511,187

Liabilities
Current
Accounts payable	$302,526	$271,076
Accrued liabilities	837,218	690,442
Income taxes payable	135,149	475,328
Deferred revenue	51,978	37,236
Current portion of long-term debt	7,419	349
	1,334,290	1,474,431

Long-term debt	-	7,259
Deferred income tax liability	62,247	65,058
Income taxes payable	30,448	30,873
	1,426,985	1,577,621

Shareholders’ Equity
Capital stock	2,188,911	2,169,856
Retained earnings	2,135,609	1,653,094
Paid-in capital	96,915	80,333
Accumulated other comprehensive income	14,919	30,283
	4,436,354	3,933,566
	$5,863,339	$5,511,187

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Cash Flows

	For the three months ended May 31, 2008	For the three months ended June 2, 2007

Cash flows from operating activities
Net income	$482,515	$223,220

Items not requiring an outlay of cash:
Amortization	56,679	37,716
Deferred income taxes	(42,751)	(48,795)
Income taxes payable	(425)	2,397
Stock-based compensation	9,900	5,300
Other	(1,869)	3,047
Net changes in working capital items	(498,533)	2,413
Net cash provided by operating activities	5,516	225,298

Cash flows from financing activities
Issuance of common shares	15,044	3,737
Excess tax benefits from stock-based compensation	10,693	1,400
Repayment of long-term debt	(83)	(66)
Net cash provided by financing activities	25,654	5,071

Cash flows from investing activities
Acquisition of long-term investments	(113,696)	(114,807)
Proceeds on sale or maturity of long-term investments	95,083	25,321
Acquisition of capital assets	(195,650)	(66,753)
Acquisition of intangible assets	(96,892)	(9,739)
Acquisition of short-term investments	(173,905)	(287,758)
Proceeds on sale or maturity of short-term investments	251,849	260,718
Net cash used in investing activities	(233,211)	(193,018)

Effect of foreign exchange gain (loss) on cash and cash equivalents	1,860	(2,251)
Net (decrease) increase in cash and cash equivalents for the
period	(200,181)	35,100

Cash and cash equivalents, beginning of period	1,184,398	677,144
Cash and cash equivalents, end of period	$984,217	$712,244

As at	May 31, 2008	March 1, 2008

Cash and cash equivalents	$984,217	$1,184,398
Short-term investments	391,939	420,709
Long-term investments	700,400	738,889
	$2,076,556	$2,343,996

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
Date:	June 25, 2008	By:	/s/ Brian Bidulka
Brian Bidulka Chief Accounting Officer